SEC, Washington Exemption File No. 82-5079

Press release


03022256


Skandia

April 9, 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44


RECEIVED
APR 17 2003
WASH, D.C.

SUPPL

The Board's comments on the Swedish Shareholders' Association's request for a special examination

Ahead of the Annual General Meeting on 15 April 2003, Skandia's board has issued comments to the Swedish Shareholders' Association's request for a special examination. The auditors have expressed an opinion on these comments. The comments and the auditors' opinion will be published on Skandia's website, www.skandia.com at 9.00 a.m. today. Shareholders can also request copies of these comments and the auditors' opinion from Skandia, Corporate Law, Sveavägen 44, Stockholm, phone. +46-8-788 25 00.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

SEC, Washington Exemption File No. 82-5079

Press release



April 8, 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Press release from Skandia's Nominating Committee

In a letter to Skandia's Nominating Committee, Willem Mesdag today announced that he is leaving his assignment as a member of the board of Skandia Insurance Company Ltd, with immediate effect.

Willem Mesdag has been a member of Skandia's board since 2000, and has served as Vice Chairman of the Board during the current year. He was elected by the 2002 Annual General Meeting to a two-year term and was thus not up for re-election by the 2003 Annual General Meeting, which will be held on 15 April.

In light of this announcement, the Nominating Committee has decided to recommend at Skandia's Annual General Meeting that Willem Mesdag not be replaced, and that the number of board members elected by the Annual General Meeting be reduced by one member to 7 directors.

For further information, please contact:

Tor Marthin, Chairman of the Nominating Committee, tel. +46-8-686 3100
Gunilla Svensson, Press Secretary, Skandia, tel. +46-8-788 42 97